SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 2)*


                           Lakes Entertainment, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   51206P109
                    --------------------------------------
                                (CUSIP Number)


                               December 31, 2003
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                            Rule 13d-1(b)
                            Rule 13d-1(c)
                     |X|    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

CUSIP No. 51206P109                  13G                  Page 2 of 12 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Waveland Partners, L.P.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Illinois

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           323,902 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0- shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         323,902 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0- shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    323,902 shares of Common Stock

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    3.02% of the Common Stock

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                    PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________

CUSIP No. 51206P109                  13G                  Page 3 of 12 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Waveland Capital Management, L.P.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Illinois

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           348,902 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0- shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         348,902 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0- shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    348,902 shares of Common Stock

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    3.25% of the Common Stock

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                    PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________

CUSIP No. 51206P109                  13G                  Page 4 of 12 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Clincher Capital Corporation

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Illinois

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           348,902 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0- shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         348,902 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0- shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    348,902 shares of Common Stock

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    3.25% of the Common Stock

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                    CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________

CUSIP No. 51206P109                  13G                  Page 5 of 12 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Waveland Capital Management, LLC

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Illinois

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           231,998 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0- shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         231,998 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0- shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    231,998 shares of Common Stock

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    2.16% of the Common Stock

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                    OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________

CUSIP No. 51206P109                  13G                  Page 6 of 12 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Waveland Partners, Ltd.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           231,998 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0- shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         231,998 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0- shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    231,998 shares of Common Stock

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    2.16% of the Common Stock

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                    OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________

CUSIP No. 51206P109                  13G                  Page 7 of 12 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Waveland International, Ltd.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0- shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0- shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0- shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0- shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    -0- shares of Common Stock

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    0.00% of the Common Stock

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                    OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.(a).  Name of Issuer:

             Lakes Entertainment, Inc.

       (b).  Address of Issuer's Principal Executive Offices:

             130 Cheshire Lane, Minnetonka, Minnesota 55305

Item 2.(a).  Name of Person Filing:

             This statement is being filed by Waveland International, Ltd., a Cayman Islands exempted company ("Waveland International"), Waveland Partners, L.P., an Illinois limited partnership ("Waveland"), Waveland Capital Management, L.P., an Illinois limited partnership ("Waveland Capital"), Clincher Capital Corporation, an Illinois corporation ("Clincher"), Waveland Capital Management, LLC, an Illinois limited liability company ("Waveland LLC") and Waveland Partners, Ltd., a Cayman Islands exempted company ("Partners Ltd.").

       (b).  Address of Principal Business Office or, if None, Residence:

             227 W. Monroe, Suite 4800, Chicago, Illinois 60606

       (c).  Citizenship:

             Waveland International, Ltd.              Cayman Islands
             Waveland Partners, L.P.                   Illinois
             Waveland Capital Management, L.P.         Illinois
             Clincher Corporation                      Illinois
             Waveland Capital Management, LLC          Illinois
             Waveland Partners, Ltd.                   Cayman Islands

       (d).  Title of Class of Securities:

             Common Stock, $.01 par value per share ("Common Stock")

       (e).  CUSIP Number:

             51206P109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
       (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
       (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
       (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
       (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

       (a).  Amount Beneficially Owned:

             Waveland has acquired 323,902 shares of Common Stock from Waveland International. Waveland Capital, Waveland's general partner, and Clincher, Waveland Capital's general partner, may be deemed to share beneficial ownership of the Common Stock acquired by Waveland. Additionally, an account for which Waveland Capital serves as the investment advisor has acquired 25,000 shares of Common Stock (the "Managed Account Shares"). Thus, Waveland Capital and Clincher may also be deemed to be a beneficial owner of the Managed Account Shares.

             Partners Ltd. has acquired 231,998 shares of Common Stock from Waveland International. Waveland LLC, which serves as investment advisor to Partners Ltd., may be deemed to share beneficial ownership of the Common Stock acquired by Partners Ltd.

       (b).  Percent of Class:

             With respect to Waveland Capital and Clincher, 3.25% of the Common Stock as of November 5, 2003 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

             With respect to Waveland, 3.02% of the Common Stock as of November 5, 2003 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
             2003).

             With respect to Partners Ltd. and Waveland LLC, 2.16% of the Common Stock as of November 5, 2003 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

       (c).  Number of shares as to which such person has:

             (i).   Sole power to vote or to direct the vote:

                    Waveland, Waveland Capital and Clincher have the sole power to vote or direct the vote of 323,902 shares of Common Stock. Additionally, Waveland Capital and Clincher have the sole power to vote or direct the vote of the 25,000 Managed Account Shares.

                    Partners Ltd. and Waveland LLC have the sole power to vote or direct the vote of 231,998 shares of Common Stock.

             (ii).  Shared power to vote or to direct the vote:

                    None.

             (iii). Sole power to dispose or to direct the disposition of:

                    Waveland, Waveland Capital and Clincher have the sole power to dispose or direct the disposition of 323,902 shares of Common Stock. Additionally, Waveland Capital and Clincher have the sole power to dispose or direct the disposition of the 25,000 Managed Account Shares.

                    Partners Ltd. and Waveland LLC have the sole power to dispose or to direct the disposition of 231,998 shares of Common Stock.

             (iv).  Shared power to dispose or to direct the disposition of:

                    None.

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be a beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of a Group.

             Not applicable.

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2004

WAVELAND PARTNERS, L.P.
By:  Waveland Capital Management, L.P.
     Its: General Partner
     By:  Clincher Capital Corporation
          Its: General Partner

          By:  /s/ David S. Richter
             ---------------------------
             David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, L.P.
By:  Clincher Capital Corporation
     Its: General Partner

     By:   /s/ David S. Richter
        --------------------------------
        David S. Richter, President


CLINCHER CAPITAL CORPORATION


By:     /s/ David S. Richter
   -------------------------------------
   David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, LLC


By:     /s/ David S. Richter
   -------------------------------------
   David S. Richter, Manager

WAVELAND PARTNERS, LTD.


By:     /s/ David S. Richter
   -------------------------------------
   David S. Richter, Director

WAVELAND INTERNATIONAL, LTD.


By:     /s/ David S. Richter
   -------------------------------------
   David S. Richter, Director

                            JOINT FILING AGREEMENT
                            ----------------------

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Lakes Entertainment, Inc., a Minnesota corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by
Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: January 29, 2004

WAVELAND PARTNERS, L.P.
By:  Waveland Capital Management, L.P.
     Its: General Partner
     By:  Clincher Capital Corporation
          Its: General Partner

          By:  /s/ David S. Richter
             ---------------------------
             David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, L.P.
By:  Clincher Capital Corporation
     Its: General Partner

     By:   /s/ David S. Richter
        --------------------------------
        David S. Richter, President


CLINCHER CAPITAL CORPORATION


By:     /s/ David S. Richter
   -------------------------------------
   David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, LLC


By:     /s/ David S. Richter
   -------------------------------------
   David S. Richter, Manager

WAVELAND PARTNERS, LTD.


By:     /s/ David S. Richter
   -------------------------------------
   David S. Richter, Director

WAVELAND INTERNATIONAL, LTD.


By:     /s/ David S. Richter
   -------------------------------------
   David S. Richter, Director